September 12, 2006

Wally Griffin
Hank Carabelli
Pac-West Telecomm
1776 West March Lane
Stockton, California 95207

Dear Gentlemen:

After eight interesting and tumultuous years on the Pac-West board of directors, I regretfully offer my resignation from the board. I have enjoyed working with each of you and the rest of your team. Unfortunately other commitments require more of my time and the company's strategic direction merits a board with strong communications and technology expertise.

As a shareholder, our firm wishes you and the team great success in rolling out the new strategy. We look forward to an ongoing dialogue. As such, I would encourage you to stop through Chicago as you head east to keep us updated on the company's progress.

Thanks for all of your hard work and good luck!

Best regards,

/s/ David G. Chandler

David G. Chandler